April 11, 2024

VIA EDGAR

Nicholas Panos

Shane Callaghan

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	M&G Investment Management Limited

Freightos Limited

Schedule 13D Filed by M&G Investment Management Limited

Filed March 18, 2024

File No. 005-94038

Dear Mr. Panos and Mr. Callaghan:

This letter, which is being submitted on behalf of M&G Investment Management Limited (“M&G”), responds to the comments of the staff of the United Securities and Exchange Commission (the “Staff”) contained in your letter dated April 9, 2024 (the “Comment Letter”) with respect to the Schedule 13D filed by M&G on March 18, 2024 (the “Schedule 13D”). Today, M&G has also filed an Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), which contains revisions intended to address certain comments of the Staff.

The responses set forth in this letter are numbered so as to correspond to the numbering of the comments in the Comment Letter. For ease of reference, we have also included the text of the applicable comment from the Comment Letter in boldface form below. Terms that are not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Schedule 13D Filed March 18, 2024

General

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was February 8, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 8, 2024 event date, the Schedule 13D submitted on March 18, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

M&G respectfully advises the Staff that the Schedule 13D was not filed within five business days after the February 8, 2024 appointment one of its employees to the Issuer’s board of directors because of an administrative oversight, which occurred when M&G was not initially made aware of the requirement to file a Schedule 13D at such time. M&G will be advised in future Schedule 13D filings by its own securities counsel, and respectfully advises the Staff that future beneficial ownership filings by M&G will be timely and in accordance with the deadlines set forth in the applicable federal securities law regulatory provisions.

April 11, 2024

2.	We note that a Schedule 13G was previously filed on April 6, 2023 and was later amended on February 13, 2024. Please mark the check box on the cover page of this Schedule 13D indicating that the filing person is filing this schedule because of Rule 13d-1(e), Rule 13d- 1(f) or Rule 13d-1(g), or otherwise advise us of the basis for the transition from Schedule 13G to Schedule 13D.

M&G respectfully acknowledges the Staff’s comment and has revised the cover page of Schedule 13D Amendment No. 1.

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Please do not hesitate to contact me at 212-504-6049 with any questions you may have regarding this letter or otherwise related to the Schedule 13D or Amendment No. 1.

Sincerely,

/s/ Nick Ramphal

Nick Ramphal, Esq.